95 Rockwell Place
Brooklyn, NY 11217

News Release

Media Contact:	Investor Relations Contact:
Rafi Reguer	Laurel Louison

Tel: 718-522-7373

TRACK DATA CORPORATION ANNOUNCES
FINAL RESULTS OF COMMON STOCK TENDER OFFER

Brooklyn, NY - September 22, 2005 - Track Data Corporation (Nasdaq: TRAC) today announced the final results of its tender offer to purchase shares of its common stock at a price of $3.00 per share. The tender offer expired at 12:00 midnight, New York City time, on Friday, September 16, 2005.

Based on the final count by the depositary for the tender offer, 1,042,432 shares of common stock were properly tendered and not properly withdrawn at a purchase price of $3.00 per share. Track Data has accepted for purchase and will pay for all of these shares at a purchase price of $3.00 per share beginning on Thursday, September 22. The depositary for the tender offer, American Stock Transfer & Trust Company, will promptly pay for the shares accepted for purchase and return all other shares tendered and not accepted for purchase. Immediately after completion of the tender offer, approximately 8,380,000 shares of Track Data common stock will be issued and outstanding.

Track Data Corporation maintains offices in the U.S. and Europe, with executive offices located at 95 Rockwell Place, Brooklyn, New York 11217. Its telephone number is 212-943-4555 or 718-522-7373.

The Company is a financial services company that provides real-time financial market data, fundamental research, charting and analytical services to institutional and individual investors through dedicated telecommunication lines and the Internet. The Company also disseminates news and third-party database information from more than 100 sources worldwide. The Company owns Track Data Securities Corp. ("TDSC"), a registered securities broker-dealer and member of the National Association of Securities Dealers, Inc. The Company provides a proprietary, fully integrated Internet-based online trading and market data system, proTrack, for the professional institutional traders, and myTrack and TrackTrade, for the individual trader. The Company also operates Track ECN, an electronic communications network that enables traders to display and match limit orders for stocks. The Company also engages in arbitrage trading.